April 26, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Public Service Company of New Hampshire

PSNH Funding LLC 3

Registration Statement on

Form SF-1 (File Nos. 333-223108 and 333-223108-01)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of Public Service Company of New Hampshire and PSNH Funding LLC 3 that the effective date of the Registration Statement be accelerated so that the same will become effective on April 30, 2018 at 8:30 a.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)      Date of Preliminary Prospectus: April 24, 2018

(ii)     Dates of distribution: April 24, 2018 — April 26, 2018

(iii)    Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others: 1,500

(iv)    We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

GOLDMAN SACHS & CO. LLC

By:	/s/ Katrina T. Niehaus
Name:	Katrina T. Niehaus
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Vice President

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request